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Mark C. Kanaly	Direct Dial: 404-881-7975	Email: mark.kanaly@alston.com

June 6, 2013

Via EDGAR

Cecilia Blye

Chief, Office of Global Security Risk

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Syniverse Holdings, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed March 6, 2013

File No. 1-32432

Dear Ms. Blye:

We, as counsel to Syniverse Holdings, Inc. (the “Company”), hereby advise the staff of the Securities and Exchange Commission (the “Staff”) that the Company has received the Staff’s letter dated May 23, 2013 (the “Comment Letter”) with respect to the above referenced filing. The Comment Letter requests that the Company respond within ten (10) business days from the date thereof, or inform the Staff of when the Company can provide a response. Pursuant to our conversation with Mr. Daniel Leslie, this letter hereby confirms that the Company has been granted its request for an extension to respond to the Comment Letter until June 21, 2013. Should you have any questions regarding this extension, please do not hesitate to contact me. Thank you for your cooperation in this matter.

Sincerely,

ALSTON & BIRD LLP

By:	/s/ Mark C. Kanaly
Mark C. Kanaly, Partner

cc:	Martin A. Picciano – Chief Accounting Officer, Syniverse Holdings, Inc.

Laura E. Binion – Senior Vice President and General Counsel, Syniverse Holdings, Inc.

Larry Spirgel – Securities and Exchange Commission

Daniel Leslie – Securities and Exchange Commission

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